新世界發展有限公司
New World Development Company Limited

RECEIVED

2004 OCT 25 P 3:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

October 14, 2004

04045755

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated October 5, 2004 in connection with the Profit Warning of the Company in duplicate for your files.

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673

新世界發展有限公司
New World Development Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

PROFIT WARNING

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

New World Development Company Limited ("NWD") announces that in light of the on-going disputes referred to in the joint announcements of NWD and New World TMT Limited ("NWTMT") dated 27 May and 22 July 2004 (the "Joint Announcements") relating to, among other things, NWTMT seeking recovery of investments and damages in excess of US$700 million (equivalent to approximately HK$5,460 million), it is expected that the board of directors of NWTMT will, as a matter of prudence for accounting purposes, make a provision with a significant adverse impact on the results of NWTMT and its subsidiaries for the year ended 30 June 2004 (the "Results").

As NWTMT is a subsidiary of NWD, it is expected that the results of NWD and its subsidiaries for the year ended 30 June 2004 will be adversely affected as a result.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The board of directors of NWD announces that in light of the on-going disputes referred to in the Joint Announcements relating to, among other things, NWTMT seeking recovery of investments and damages in excess of US$700 million (equivalent to approximately HK$5,460 million), it is expected that the board of directors of NWTMT will, as a matter of prudence for accounting purposes, make a provision with a significant adverse impact on the Results.

As NWTMT is a subsidiary of NWD, it is expected that the results of NWD and its subsidiaries for the year ended 30 June 2004 will be adversely affected as a result.

Shareholders of NWD and holders of other securities of NWD are reminded to exercise caution when dealing in the securities of NWD.

As at the date of this announcement, (a) the executive directors of NWD are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of NWD are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. LIANG Cheung-Biu, Thomas and Mr. HO Hau-Hay, Hamilton and (c) the independent non-executive directors of NWD are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

By order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 5 October 2004

Wednesday, October 6, 2004 The Standard

新世界發展有限公司
New World Development Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

PROFIT WARNING

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

New World Development Company Limited ("NWD") announces that in light of the on-going disputes referred to in the joint announcements of NWD and New World TMT Limited ("NWTMT") dated 27 May and 22 July 2004 (the "Joint Announcements") relating to, among other things, NWTMT seeking recovery of investments and damages in excess of US$700 million (equivalent to approximately HK$5,460 million), it is expected that the board of directors of NWTMT will, as a matter of prudence for accounting purposes, make a provision with a significant adverse impact on the results of NWTMT and its subsidiaries for the year ended 30 June 2004 (the "Results").

As NWTMT is a subsidiary of NWD, it is expected that the results of NWD and its subsidiaries for the year ended 30 June 2004 will be adversely affected as a result.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The board of directors of NWD announces that in light of the on-going disputes referred to in the Joint Announcements relating to, among other things, NWTMT seeking recovery of investments and damages in excess of US$700 million (equivalent to approximately HK$5.460 million), it is expected that the board of directors of NWTMT will, as a matter of prudence for accounting purposes, make a provision with a significant adverse impact on the Results.

As NWTMT is a subsidiary of NWD, it is expected that the results of NWD and its subsidiaries for the year ended 30 June 2004 will be adversely affected as a result.

Shareholders of NWD and holders of other securities of NWD are reminded to exercise caution when dealing in the securities of NWD.

As at the date of this announcement, (a) the executive directors of NWD are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of NWD are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. LIANG Cheung-Biu, Thomas and Mr. HO Hau-Hay, Hamilton and (c) the independent non-executive directors of NWD are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

By order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 5 October 2004